UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CONDUIT PHARMACEUTICALS INC.

(f/k/a MURPHY CANYON ACQUISITION CORP.)

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

20678X 106 (CUSIP Number)

Jack K. Heilbron

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

Telephone: 760-471-8536

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

September 22, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20678X 106

1	Names of Reporting Person. Murphy Canyon Acquisition Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,015,250 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 4,015,250 (1)
	10	Shared Dispositive Power (see Item 5 below) 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,250 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.5% (3)
14	Type of Reporting Person OO

(1)

Upon consummation of the issuer’s initial business combination (the “IBC”) on September 22, 2023, the Company’s shares of Class B common stock were converted into shares of Class A common stock and the shares of Class A common stock were then reclassified as a single class of common stock. Includes (i) 3,306,250 shares of common stock due to the conversion of the shares of Class B common stock into shares of Class A common stock and then reclassification into shares of Company common stock and (ii) 709,000 shares of common stock, which prior to the IBC were shares of Class A common stock.

Murphy Canyon Acquisition Sponsor LLC (the “Sponsor”) is controlled by its sole and managing member NetREIT Advisors LLC (“NetREIT”). Mr. Heilbron is the President of NetREIT and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Heilbron disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Includes 709,000 shares of common stock issuable upon exercise of 709,000 private placement warrants.
(3)	Based on 72,418,316 shares of common stock outstanding immediately following the IBC on September 22, 2023.

CUSIP No. 20678X 106

1	Names of Reporting Person. Jack K. Heilbron
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 4,015,250 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 4,015,250 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,724,250 (1) (2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 6.5% (3)
14	Type of Reporting Person IN

(1)

Upon consummation of the issuer’s initial business combination (the “IBC”) on September 22, 2023, the Company’s shares of Class B common stock were converted into shares of Class A common stock and the shares of Class A common stock were then reclassified as a single class of common stock. Includes (i) 3,306,250 shares of common stock due to the conversion of the shares of Class B common stock into shares of Class A common stock and then reclassification into shares of Company common stock and (ii) 709,000 shares of common stock, which prior to the IBC were shares of Class A common stock.

The Sponsor is controlled by its sole and managing member NetREIT. Mr. Heilbron is the President of NetREIT and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Heilbron disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

(2)	Includes 709,000 shares of common stock issuable upon exercise of 709,000 private placement warrants.
(3)	Based on 72,418,316 shares of common stock outstanding immediately following the IBC on September 22, 2023.

EXPLANATORY NOTE

This Schedule 13D/A amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the SEC on February 2, 2022 (as amended to date, the “Schedule 13D”) by Murphy Canyon Acquisition Sponsor, LLC, a Delaware limited liability company (the “Sponsor”) and Jack Heilbron (collectively, the “Reporting Persons”, relating to their beneficial ownership in Conduit Pharmaceuticals Inc. (f/k/a Murphy Canyon Acquisition Corp.) (the “Company”). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 1.	Security and Issuer

Item 4 of the Schedule 13D is amended and supplemented as follows:

Securities acquired: common stock, $0.0001 par value, and warrants to purchase common stock

Issuer:	Conduit Pharmaceuticals Inc. (f/k/a Murphy Canyon Acquisition Corp.)
4995 Murphy Canyon Road, Suite 300
San Diego, CA 92123

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

Upon consummation of the Company’s IBC on September 22, 2023, the Company’s shares of Class B common stock were converted into shares of Class A common stock and the shares of Class A common stock were then reclassified as a single class of common stock. As a result of the IBC, the Sponsor was issued (i) 3,306,250 shares of common stock due to the conversion of the shares of Class B common stock into shares of Class A common stock and then reclassification into shares of Company common stock, (ii) 754,000 shares of common stock, which prior to the IBC were shares of Class A common stock and (iii) private warrants to purchase 754,000 shares of common stock, which prior to the IBC were warrants to purchase 754,000 shares of Class A common stock. Immediately following the consummation of the IBC, the Sponsor transferred 45,000 shares of common stock and 45,000 private warrants as consideration for their services to three directors, two of whom had resigned upon consummation of the IBC.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The aggregate number and percentage of common stock beneficially owned by the Reporting Persons (on the basis of a total of 72,418,316 shares of common stock outstanding immediately following consummation of the IBC, as determined above, together with the 709,000 shares of common stock underlying an equal number of private warrants held by the Sponsor) are as follows: :

Murphy Canyon Acquisition Sponsor, LLC
a)		Amount beneficially owned: 4,060,250	Percentage: 6.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	4,724,250
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	4,724,250
	iv.	Shared power to dispose or to direct the disposition of:	0

Jack K. Heilbron
a)		Amount beneficially owned: 4,060,250	Percentage: 6.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	4,724,250
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	4,724,250

(c) None of the Reporting Persons has effected any transactions of the Company’s securities during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

Upon consummation of the Company’s IBC on September 22, 2023, the Company’s shares of Class B common stock were converted into shares of Class A common stock and the shares of Class A common stock were then reclassified as a single class of common stock. As a result of the IBC, the Sponsor was issued (i) 3,306,250 shares of common stock due to the conversion of the shares of Class B common stock into shares of Class A common stock and then reclassification into shares of Company common stock, (ii) 754,000 shares of common stock, which prior to the IBC were shares of Class A common stock and (iii) private warrants to purchase 754,000 shares of common stock, which prior to the IBC were warrants to purchase 754,000 shares of Class A common stock.

Immediately following the consummation of the IBC, the Sponsor transferred 45,000 shares of common stock and 45,000 private warrants as consideration for their services to three directors, two of whom had resigned upon consummation of the IBC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2023	Murphy Canyon Acquisition Sponsor, LLC

	By:	/s/ Jack K. Heilbron
	Name:	Jack K. Heilbron
	Title:	President of Managing Member

Date: September 29, 2023		/s/ Jack K. Heilbron
Jack K. Heilbron